1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated January 15, 2005

For the month of December 2004

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F V	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No V

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 1/17/2005	By	/s/ Stan Hung
Stan Hung
Chief Financial Officer

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Exhibit

Exhibit	Description
99.1	Announcement on December 16, 2004: To announce related materials on acquisition of the Euro Convertible Bonds of Action Electronics Co., Ltd.

99.2	Announcement on December 26, 2004: Announcement of financial information on corporate bonds

99.3	Announcement on December 30, 2004: To announce related materials on acquisition of UMC Capital Corporation common shares

99.4	Announcement on January 7, 2005: December Sales

99.5	Announcement on January 11, 2005: To announce related materials on disposal of MediaTek Incorporation securities

99.6	Announcement on January 12, 2005: To clarify the report on Commercial Times on January 12th

99.7	Announcement on January 13, 2005: To announce related materials on disposal of Novatek Microelectronics Corporation securities

99.8	Announcement on January 14, 2005: To announce related materials on acquisition of machinery and equipment

99.9	Announcement on January 14, 2005: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 2) the acquisition and disposition of assets by UMC

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Exhibit 99.1

To announce related materials on acquisition of the Euro Convertible Bonds of Action Electronics Co., Ltd.

1.	Name of the securities: Euro Convertible Bonds of Action Electronics Co., Ltd.

2.	Trading date: 2004/12/16

3.	Trading volume, unit price, and total monetary amount of the transaction: total amount: $10,000,000 USD, approximately $322,200,000 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): Not applicable

5.	Relationship with the underlying company of the trade: None

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: $10,000,000 USD; amount: $10,000,000 USD; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 24.57%; ratio of shareholder’s equity: 33.87%; the operational capital as shown in the most recent financial statement: $87,822,636 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: Short-term investment

9.	Do the directors have any objections to the present transaction? None

10.	Any other matters that need to be specified: None

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Exhibit 99.2

Announcement of financial information on corporate bonds

1.	Date of occurrence of the event: 2004/12/26

2.	Cause of occurrence: Required disclosure by the Taiwan Stock Exchange

3.	Countermeasures: None

4.	Any other matters that need to be specified:

(1)	Basic information of corporate bonds

1.	First Secured Corporate Bonds in 2000

Issue date: 2000/4/27

Repurchase date: none

Maturity date: 2005/4/27

Principal payable: NTD 0.57 billion

2.	First Unsecured Corporate Bonds in 2001

Issue date: 2001/4/16~4/27

Repurchase date: none

Maturity date: 1A 2006/4/16~4/27; 1B 2008/4/16~4/27

Principal payable: NTD 12.75 billion

3.	Second Unsecured Corporate Bonds in 2001

Issue date: 2001/10/2~10/15

Repurchase date: none

Maturity date: 2A 2004/10/2~10/15; 2B 2006/10/2~10/15

Principal payable: NTD 5 billion

4.	Zero Coupon Exchangeable Bonds Due 2007

Issue date: 2002/5/10

Repurchase date: 2005/2/10

Maturity date: 2007/5/10

Principal payable: NTD 3.39 billion

5.	Third Secured Corporate Bonds in 2003

Issue date: 2003/5/21~6/24

Repurchase date: none

Maturity date: 3A 2008/5/21~6/24; 3B 2010/5/21~6/24

Principal payable: NTD 15 billion

(2)	Source of Principal Payment: Operating Income

(3)	Financial Structure

1.	Debt asset ratio: 19.52%

2.	Long-term funds/Fixed assets: 218.07%

(4)	Liability Ratio

1.	Current ratio: 436.11%

2.	Quick ratio: 384.17%

(5)	Liquidity Asset

1.	Unrestricted cash and cash equivalence: NTD 80.98 billion

2.	Unrestricted short-term investment: NTD 3.07 billion

3.	Marketable long-term investment: NTD 25.48 billion

(6)	Short-Term Loans: none

(7)	Long-Term Liability due within 1 year: NTD 2.82 billion

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Exhibit 99.3

To	announce related materials on acquisition of UMC Capital Corporation common shares

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Common shares of UMC Capital Corporation

2.	Date of occurrence of the event: 2004/06/10~2004/12/30

3.	Volume, unit price, and total monetary amount of the transaction: trading volume: 15,000,000 shares; average unit price: $1 USD; total amount: $15,000,000 USD, about $493,075,000 NTD

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): UMC Capital Corporation; investee company which UMC holds 100%

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): Not applicable

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: First payment of $5,000,000 USD on 2004/06/10; second payment of $10,000,000 USD on 2004/12/30.

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The decision making manner: New share issuance; The decision-making department: The Chairman & President Office

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 55,000,000 shares; amount: $1,404,195,785 NTD; percentage of holdings: 100.00%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets: 24.66%; ratio of shareholder’s equity: 33.99%; the operational capital as shown in the most recent financial statement: $87,822,636 thousand NTD

13.	Broker and broker’s fee: Not applicable

14.	Concrete purpose or use of the acquisition or disposition: Long-term Investment

15.	Net worth per share of company underlying securities acquired or disposed of: Not applicable

16.	Do the directors have any objection to the present transaction? No

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction? No

18.	Any other matters that need to be specified: None

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Exhibit 99.4

United Microelectronics Corporation

January 7, 2005

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of December 2004

1)	Sales volume (NT$ Thousand)

Period	Items	2004	2003	Changes	%
December	Invoice amount	7,578,327	8,833,696	-1,255,369	-14.21%
2004	Invoice amount	118,208,012	87,557,139	30,650,873	35.01%
December	Net sales	8,883,775	8,352,316	531,459	6.36%
2004	Net sales	117,311,840	84,862,070	32,449,770	38.24%

2)	Funds lent to other parties (NT$ Thousand)

	Balance as of period end
	This Month	Last Month	Limit of lending
UMC	0	0	35,495,688
UMC’s subsidiaries	21,851	22,155	565,680

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	0	0	70,991,375
UMC’s subsidiaries	0	0	8,054,240
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4)	Financial derivatives transactions

a-1 Hedging purpose (for assets/liabilities denominated in foreign currencies)

Underlying assets / liabilities	N/A
Financial instruments
Realized profit (loss)

a-2 Hedging purpose (for the position of floating rate liabilities) NT$ million

Underlying assets / liabilities	17,436
Financial instruments	Futures, Interest rate swap
Mark to market value	-377

b Trading purpose : None

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Exhibit 99.5

To announce related materials on disposal of MediaTek Incorporation securities

1.	Name of the securities: Common shares of MediaTek Incorporation

2.	Trading date: 2004/12/09~2005/01/11

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 1,808,000 shares; average unit price: $198.06 NTD; total amount: $358,101,000 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $ 335,472,862 NTD

5.	Relationship with the underlying company of the trade: MediaTek Incorporation, investee company under cost method

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 75,789,520 shares; amount: 948,548,147 NTD; percentage of holdings: 9.85%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 24.71%; ratio of shareholder’s equity: 34.05%; the operational capital as shown in the most recent financial statement: $87,822,636 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: Financing operation

9.	Do the directors have any objections to the present transaction? None

10.	Any other matters that need to be specified: None

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Exhibit 99.6

To clarify the report on Commercial Times on January 12th

1. Name of the reporting media: Commercial Times

2. Date of the report: 2005/01/12

3. Content of the report: UMC Transfers Large Orders to Hejian

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information:

UMC is releasing this statement in order to clarify the inaccurate reporting that appeared in a Commercial Times article on page 3 of the January 12th edition entitled “UMC Transfers Large Orders to Hejian.”

1.	The companies mentioned in the report, including Texas Instruments, Xilinx, Infineon, Novatek, and MediaTek, are all independent companies that determine their foundry source based on their own business objectives. Accordingly, any decision they take regarding their foundry sourcing is in no way influenced by UMC. Clearly, the title of the article is inaccurate and misleading.

2.	The article written by Mr. Chang and Miss Wang, journalists of the Commercial Times, has mistranslated and misinterpreted a statement made in a Morgan Stanley analyst report. The original report stated that certain UMC customers had started outsourcing to Hejian as a second source. In the Commercial Times article, however, the writers have stated that the decision was made by UMC. This is inaccurate, and the editors have made no attempt to get confirmation from the companies involved, printing a sensational headline in order to attract attention. This misreporting by the newspaper and its staff is clearly sufficient to influence the stock market, and those involved should be held legally responsible for their actions.

3.	Certain analysts and media have regularly circulated false stories about listed companies that have caused damage to their corporate image and commercial reputations. UMC is prepared to pursue litigation in accordance with related legislation, including Articles 310 and 313 of the Criminal Code and Article 155 of the Securities Exchange Act, in any case in which such misreporting causes damage to the company’s shareholders and investors.

6. Countermeasures: None

7. Any other matters that need to be specified: None

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Exhibit 99.7

To announce related materials on disposal of Novatek Microelectronics Corporation securities

1.	Name of the securities: Common shares of Novatek Microelectronics Corporation

2.	Trading date: 2004/10/21~2005/01/13

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 3,668,000 shares; average unit price: $90.23 NTD; total amount: $330,960,500 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $ 256,358,013 NTD

5.	Relationship with the underlying company of the trade: Novatek Microelectronics Corporation, investee company under equity method

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 71,253,596 shares; amount: 1,449,208,505 NTD; percentage of holdings: 17.92%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 24.70%; ratio of shareholder’s equity: 34.05%; the operational capital as shown in the most recent financial statement: $87,822,636 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: Financing operation

9.	Do the directors have any objections to the present transaction? None

10.	Any other matters that need to be specified: None

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Exhibit 99.8

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2004/06/21~2005/01/13

3.	Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 26; average unit price: $21,474,514 NTD; total transaction price: $558,337,367 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

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Exhibit 99.9

United Microelectronics Corporation

For the month of December, 2004

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC) 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 3) the acquisition assets by UMC 4) the disposition of assets by UMC for the month of December, 2004

1)	The trading of directors, supervisors, executive officers and 10% shareholders

Title	Name	Number of shares held as of November 30, 2004	Number of shares held as of December 31, 2004	Changes
Chairman	Robert Tsao	89,530,917	89,630,917	100,000
Director	Hong-Jen Wu	34,603,501	34,493,501	(110,000)
Supervisor	Tzyy-Jang Tseng	18,347,959	18,253,959	(94,000)
Supervisor	Chiao Tung Bank	112,724,880	103,224,880	(9,500,000)
Vice President	Ing-Ji Wu	11,483,338	11,493,338	(10,000)
Vice President	Henry Liu	10,724,148	10,544,148	(180,000)
Vice President	Nick Nee	4,490,306	4,330,306	(160,000)
Vice President	Tai-Sheng Feng	1,294,866	1,124,866	(170,000)

2) The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders :
Title	Name	Number of shares pledge as of November 30, 2004	Number of shares pledge as of December 30, 2004	Changes
—	—	—	—	—

3)	The acquisition assets (NT$ Thousand)

Description of assets	December	2004
Semiconductor Manufacturing Equipment	1,499,760	48,865,101
Fixed assets	37,467	273,656

4)	The disposition of assets (NT$ Thousand)

Description of assets	December	2004
Semiconductor Manufacturing Equipment	6,453	260,128
Fixed assets	0	16,629